                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                                AMENDMENT NO. 3



                   Under the Securities Exchange Act of 1934

                                INFOGRAMES, INC.
                           -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  362 36E 109
                           -----------------------
                                 (CUSIP Number)

                               Frederic Monnereau
                          Infogrames Entertainment SA
                          82-84, rue du 1er mars 1943
                        69628 Villeurbanne cedex France

                             +33 (0) 4 72 65 50 00
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 30, 2000
        ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).





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                                  SCHEDULE 13D


--------------------------                                 ---------------------
CUSIP NO. 362 36E 109                                      PAGE 2
--------------------------                                 ---------------------


------------------------------------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       INFOGRAMES ENTERTAINMENT SA
------------------------------------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                    (a)  [ ]

                                                                                                                            (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC
------------------------------------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

------------------------------------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       FRANCE
------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER

     SHARES            68,483,012
               ---------------------------------------------------------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER

    OWNED BY           0
               ---------------------------------------------------------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER

   REPORTING           68,223,012

               ---------------------------------------------------------------------------------------------------------------------
     PERSON       10   SHARED DISPOSITIVE POWER

      WITH             0
------------------------------------------------------------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       68,483,012
------------------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                   [ ]

------------------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       89.9%
------------------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------                                  -------------------
CUSIP NO. 362 36E 109                                        PAGE 3
---------------------------                                  -------------------


------------------------------------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CALIFORNIA U.S. HOLDINGS, INC.
------------------------------------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a)  [ ]

                                                                                                                   (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CALIFORNIA
------------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              68,483,012
                 -------------------------------------------------------------------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             0
                 -------------------------------------------------------------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             68,223,012
                 -------------------------------------------------------------------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0

------------------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       68,483,012
------------------------------------------------------------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

------------------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       89.9%
------------------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 filed on January 10, 2000 and as amended and restated in its entirety by Amendment No. 2 filed on May 26, 2000 (the "Schedule 13D"), is filed by the undersigned to further amend the
Schedule 13D. Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise noted, references to the number of shares of Common Stock in this Amendment No. 3 reflect the Reverse Stock Split (as defined under Item 1) effected by the Company in June 2000.

Item 1.     Security and Issuer.

            This item is amended and supplemented as follows:

            On June 2, 2000, the Company's Board of Director approved a certificate of amendment (the "Amendment") to the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of
Incorporation") to effectuate a one-for-five reverse stock split (the "Reverse Stock Split") of the issued and outstanding shares of the Common Stock.

            The Amendment was approved by Purchaser as the holder of a majority of the outstanding Common Stock on June 2, 2000. On June 2, 2000, the Amendment was filed and accepted by the Secretary of State of the State of Delaware with a delaying provision in accordance with applicable federal securities laws. The Company filed an Information Statement on Schedule 14C pursuant to the requirements of Rule 14c-2 under Section 14 of the Exchange Act to inform the holders of Common Stock of the action authorized by written consent of Purchaser. The Reverse Stock Split was effected as of the close of business on June 26, 2000. As a result of the Reverse Stock Split, the total number of outstanding shares of Common Stock was 20,685,323 on June 27, 2000. Except as otherwise noted, references to the number of shares of Common Stock herein reflect the Reverse Stock Split.

Item 2.     Identity and Background.

            This Item is not amended.

Item 3.     Source and Amount of Funds or Other Consideration.

            This Item is not amended.

Item 4.     Purpose of Transaction.

            This item is amended and supplemented as follows:

            Edmondson Agreement

            On February 18, 2000, David Ward, UK Director of Infogrames SA ("Ward"), agreed to acquire from Martin Edmondson ("Edmondson") 1,000,000 shares (before the





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Reverse Stock Split) of Common Stock (the "Edmondson Shares") for an aggregate purchase price of $4,190,000.00, pursuant to a letter agreement, dated February 18, 2000 (the "Edmondson Agreement"). At the time of entering into the Edmondson Agreement, the trading price for the Common Stock on the Nasdaq National Market was in the range of approximately $4.19. On May 19, 2000, Ward, Edmondson and Infogrames entered into a supplemental agreement which superceded the Edmondson Agreement in its entirety (the "Supplemental Agreement"), pursuant to which the parties agreed that Infogrames would purchase from Edmondson the Edmondson Shares. The closing of the Supplemental Agreement took place on August 30, 2000, pursuant to which 200,000 shares (after the Reverse Stock Split) of Common Stock were transferred to Purchaser, as directed by Infogrames.

            The Supplemental Agreement is attached hereto as Exhibit 13 and incorporated herein by reference.

            Accrual of Interest on the 5% Note

            The 5% Note held by Purchaser accrues interest that is added quarterly to the principal amount of the 5% Note. As of June 30, 2000, the 5%
Note is convertible into 6,727,304 shares of Common Stock at a conversion price of $9.25 per share, subject to adjustment in certain circumstances.

            Execution of the Bank Warrant and the Bank Warrant Agreement

            On February 15, 2000, in connection with the assumption by Infogrames of the rights and interest of certain banks under the Credit Agreement, the Company agreed to issue to Infogrames the Bank Warrant. Pursuant to the Bank Warrant, Infogrames was entitled to purchase from the Company 45,000 shares of Common Stock at an exercise price of $0.05 per share of Common Stock. In June 2000, a Warrant Agreement dated as of February 15, 2000 (the "Bank Warrant Agreement") documenting the Bank Warrant was executed by the Company and Infogrames and a certificate for the Bank Warrant was issued to Purchaser. The Bank Warrant Agreement and the Bank Warrant certificate are attached hereto as Exhibit 14 and incorporated herein by reference.

            Merger Agreement between the Company and INA

            On October 2, 2000, the Company, INA Merger Sub, Inc. ("Merger Sub"), Infogrames, Purchaser and Infogrames North America, Inc. ("INA") consumated the transactions contemplated under the Agreement and Plan of Merger, dated as of September 6, 2000 (the "Merger Agreement"), pursuant to which Merger Sub was merged with and into INA, with INA as the surviving corporation (the "Merger"). Purchaser, as the sole stockholder of INA, received 28 million shares of Common Stock in exchange for all the shares of common stock of INA that Purchaser owned prior to the Merger. In connection with the Merger, Infogrames and the Company converted the Company's debt outstanding under the Credit Agreement and certain intercompany payables into an aggregate of 20,089,224 shares of Common Stock. In addition, all of





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the warrants (including the Bank Warrant) held by Infogrames or Purchaser were exercised for 955,000 shares of Common Stock.

            The Merger Agreement is attended hereto as Exhibit 16 and incorporated herein by reference.

            The Filing Persons' beneficial ownership of 68,483,012 shares of Common Stock represents a majority equity position in the Company (89.9% of the total voting power).

            The Filing Persons acquired and continues to hold the shares of Common Stock reported herein for control purposes. Consistent with such purposes, the Filing Persons may have discussions with management of the Company concerning various operational and financial aspects of the Company' business. The Filing Persons also may have discussions with management and other shareholders of the Company concerning various ways of maximizing long-term shareholder value.

            Depending on market conditions and other factors that each of the Filing Persons may deem material, such Filing Person may purchase additional shares of Common Stock in the open market or in private transactions or may make an offer to acquire all or substantially all of the outstanding shares of Common Stock that it does not already own. Depending on these same factors, such Filing Person may sell all or a portion of the shares of Common Stock that it now owns or hereafter may acquire.

            Except as set forth in this Amendment No. 3, the Filing Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

            Item 5.       Interest in Securities of the Issuer.

            a) In accordance with Rule 13d-3 of the Exchange Act, as a result of Purchaser's acquisition of Common Stock, the 5% Note and certain voting provisions under the Cayre Purchase Agreements, Purchaser may be deemed to be the beneficial owner of 68,483,012 shares of Common Stock, which constitutes approximately 89.9% of the 76,211,457 shares of Common Stock that may be deemed outstanding pursuant to Rule 13d-3(d)(i)(D) under the Exchange Act. Of such 68,483,012 shares of Common Stock, (i) 12,425,992 shares have been acquired by Purchaser pursuant to the Securities Purchase Agreement and the Cayre Purchase Agreements, (ii) 6,727,304 shares may be acquired by Purchaser upon conversion of the 5% Note, (iii) 260,000 shares are subject to the Cayre Purchase Agreements, (iv) 200,000 shares have been acquired by Purchaser pursuant to the Supplemental Agreement and (v) 61,670,217 shares have been acquired by Purchaser pursuant to the Merger Agreement.

            By virtue of its ownership of 100% of the capital stock of Purchaser, Infogrames may be deemed to be the indirect beneficial owner of the 68,483,012 shares of Common Stock that are deemed beneficially owned by Purchaser, which constitutes approximately 89.9% of the 76,211,457 shares of Common Stock that may be deemed outstanding pursuant to Rule 13d-3(d)(i)(D) under the Exchange Act.





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            None of the executive officers or directors of the Filing Persons beneficially owns any shares of Common Stock, as such term is defined in Rule 13d-3 of the Exchange Act.

            b) Purchaser is deemed to have sole voting power with respect to 68,483,012 shares of Common Stock and is deemed to have sole dispositive power with respect to 68,223,012 shares of Common Stock. By virtue of its ownership of 100% of the capital stock of Purchaser, Infogrames is deemed to have sole voting power with respect to 68,483,012 shares of Common Stock and is deemed to have sole dispositive power with respect to 68,223,012 shares of Common Stock.

            c) Except as described in this Amendment No. 3, none of the Filing Persons or any executive officer or director of any of the Filing Persons has engaged in any transaction in the shares of Common Stock, during the past sixty days prior to the date hereof.

            d) No person other than the Filing Persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by Purchaser and Infogrames.

            e)  Not applicable.

            Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            As described in Item 4 above, Purchaser is authorized and empowered to vote 260,000 shares of Common Stock retained by the Cayre Group. Therefore, Purchaser may be deemed to be the beneficial owner of such 260,000 shares of Common Stock. Other than voting rights conferred by the Cayre Purchase Agreements, Purchaser is not entitled to any rights as a stockholder with respect to such 260,000 shares of Common Stock retained by the Cayre Group.
The Form of Cayre Purchase Agreements is attached hereto as Exhibit 10 and incorporated herein by reference.

            Amended and Restated Registration Rights Agreement

            In June 2000, the Registration Rights Agreement was amended and restated as of February 15, 2000 (the "Amended and Restated Registration Rights Agreement") to include any shares of Common Stock issuable upon exercise of the Bank Warrants. In connection with the Merger, the Amended and Restated Registration Rights Agreement was further amended and restated as of October 2, 2000 (the "Second Amended and Restated Registration Rights Amendment") to include all of the Common Stock issued to Purchaser under the Merger Agreement. The Second Amended and Restated Registration Rights Agreement is attached hereto as Exhibit 15 and incorporated herein by reference.





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Item 7.      Material to be Filed as Exhibits.

             Exhibit 1 Chart Regarding Executive Officers and Directors of Filing Persons. (Filed on 5/26/2000 as Exhibit 1 to Amendment No. 2 to
                                  Schedule 13D and incorporated herein by
                                  reference.)

             Exhibit 2 Joint Filing Agreement between the Filing Persons. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

             Exhibit 3 Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as
                                  Exhibit 3 to Schedule 13D and incorporated herein by reference.)

             Exhibit 4 Short Term Note of the Company in the Principal Amount of $25.0 million. (Filed on 12/14/1999 as Exhibit 4 to Schedule 13D and incorporated herein by reference.)

             Exhibit 5 Warrant to Purchase 50,000 shares of Common Stock, issued to Purchaser. (Filed on 12/14/1999 as Exhibit 5 to Schedule 13D and incorporated herein by reference.)

             Exhibit 6 5% Subordinated Convertible Note of the Company, issued to Purchaser. (Filed on 1/10/2000 as Exhibit 6 to Amendment No. 1 to
                                  Schedule 13D and incorporated herein by
                                  reference.)

             Exhibit 7 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

             Exhibit 8            Form of GAP Warrant.  (Filed on 12/14/1999 as
                                  Exhibit 9 to Schedule 13D and incorporated herein by reference.)

             Exhibit 9 Exchange Agreement, dated as of November 15, 1999, among the Company and the GAP Entities. (Filed on 12/14/1999 as Exhibit 10 to
                                  Schedule 13D and incorporated herein by
                                  reference.)

             Exhibit 10 Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as
                                  Exhibit 11A to Schedule 13D and incorporated herein by reference.)





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             Exhibit 11           Note Purchase Agreement, dated as of November
                                  15, 1999, between certain members of the Cayre Group and Purchaser. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

             Exhibit 12 Right of First Offer Agreement, dated as of November 15, 1999, among Purchaser and the Lenders. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D and incorporated herein by reference.)

             Exhibit 13 Supplemental Agreement, dated May 19, 2000, between Edmondson, Ward and Infogrames.

             Exhibit 14 Warrant Agreement, dated as of February 15, 2000, among the Company and Purchaser, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse Stock Split), issued to Purchaser.

             Exhibit 15 Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between Purchaser and the Company.

             Exhibit 16 Agreement and Plan of Merger, dated as of September 6, 2000, by and among the Company, Merger Sub, Infogrames, Purchaser and INA. (Filed as Exhibit A to Schedule 14C filed by the Company on September 12, 2000 and incorporated herein by reference.)





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             SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  October 3, 2000                By:  INFOGRAMES ENTERTAINMENT SA

                                             /s/ Bruno Bonnell

                                             -----------------------------------
                                             Bruno Bonnell
                                             President


 Dated:  October 3, 2000                By:  CALIFORNIA U.S. HOLDINGS, INC.

                                        By:  /s/ Bruno Bonnell

                                             -----------------------------------
                                             Bruno Bonnell
                                             President





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